Axis One, Axis Park

Langley, Berkshire, SL3 8AG

United Kingdom

November 1, 2018

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Notice of Disclosure Filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Dear Sirs:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Travelport Worldwide Limited has made disclosure pursuant to those provisions in its Quarterly Report on Form 10-Q for the three months ended September 30, 2018, which was filed with the Securities and Exchange Commission on November 1, 2018.

Respectfully submitted,

Travelport Worldwide Limited

/s/ Rochelle Boas
Rochelle Boas
Senior Vice President, Legal and Secretary